Exhibit 1

FOR IMMEDIATE RELEASE

September 16, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp

Notice Regarding Revisions of Financial Forecasts

This is to notify the shareholders of Nissin Co., Ltd. (“the Company”) that the following revisions have been made to its financial forecasts that were announced on May 6th, 2004.

1. Revised Interim Period Financial Forecasts (Japanese GAAP) (April 1, 2004 ~ September 30, 2004)

(1) Consolidated	(Units: Millions of Yen; %)

	Operating Revenues	Ordinary Income	Net Income
Previous Projections (A)	19,739	4,452	4,351
Revised Projections (B)	—	—	5,851
Difference (B-A)	—	—	1,500
Percent Change (%)	—	—	34.4
For the six months ended September 30, 2003 (for reference)	22,958	5,543	2,783

2. Revised Full Year Financial Forecasts (Japanese GAAP) (April 1, 2004 ~ March 31, 2005)

(1) Consolidated	(Units: Millions of Yen; %)

	Operating Revenues	Ordinary Income	Net Income
Previous Projections (A)	40,719	8,891	6,839
Revised Projections (B)	—	—	8,339
Difference (B-A)	—	—	1,500
Percent Change (%)	—	—	21.9
For the year ended March 31, 2004 (for reference)	45,693	11,112	6,186

3. Reasons for the revisions of consolidated financial forecasts (Japanese GAAP)
On September 16, 2004, Nissin Servicer Co., Ltd (code: 8426; President: Kazumasa Amano), a consolidated subsidiary of the Company, was listed on the Mothers Market of the Tokyo Stock Exchange with issuance of new shares. As a result, gain on change of equity interest increases by approximately ¥1,500 million, therefore the Company has revised upward its financial forecasts as stated above.

There is no change to the non-consolidated financial forecasts.

4. Statements About Future Projections
This document contains forward-looking statements concerning the Company’s intentions, belief, current and future projections, and the management’s intention, beliefs, current and future projections concerning consolidated and non-consolidated business performances and financial conditions. All of these statements about the future represent our estimates based on information available at this time. Therefore, these statements do not guarantee any future results but involve potential risks and uncertainties, and that because of various factors, actual results may differ significantly from the statements about future projections. Potential risks and uncertainties that could cause our actual results to differ materially from our expectations include, among other things:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy rates;

•	competition from large consumer finance companies and other financial institutions;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;

•	potential changes to legislation, including restrictions on interest rates, to regulations for the money lending business and to government policy, including Japan’s monetary policy;

•	our exposure to negative publicity for the consumer or business finance industries generally or us specifically;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and

•	reliability of information or technological systems and networks.

Our expectations expressed in these forward-looking statements may not turn out to be correct, and our actual results could materially differ from and be worse than our expectations.

End of Document